PROXY SERVICES AGREEMENT

This Agreement (this “Agreement”) is made as of the date specified on the signature page hereto (the “Effective Date”), between the client specified on Annex A (the “Client”), and Egan-Jones Ratings Company, a Delaware corporation with an address at 61 Station Road, Haverford, PA 19041 (“EJR”).

WHEREAS, the Client has requested that EJR provide proxy services as set forth herein; and

WHEREAS, EJR in the business of providing proxy vote recommendations, research and analysis and proxy voting services (collectively, the “Services”).

NOW, THEREFORE, in consideration of the promises and mutual agreements set forth herein, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:

1.    Engagement. Upon and subject to the terms and conditions of this Agreement, the Client hereby engages EJR to provide the Services indicated on the signature page hereto. Client hereby grants EJR such authority as may be reasonably necessary to perform the Services. EJR hereby accepts such appointment and agrees to perform the Services in accordance with the terms and conditions of this Agreement.

2.    Services. (a) EJR agrees to devote so much of its time and attention as it, in its sole and absolute discretion, deems reasonably necessary for the Services, provided EJR shall perform the Services with the standard of care, skill and diligence customary in the industry for similar services. EJR reserves the right, in its sole and absolute discretion and without incurring any liability to the Client, to refuse to provide any Services to the Client, provided EJR shall provide notice of any such refusal as soon as reasonably practicable. The Services are non-exclusive. The scope of the Services (and any related policies and procedures) set forth below may be modified from time to time upon written notice from EJR to Client. EJR shall be excused from performance of any Services in the event of governmental, regulatory or legislative actions or change in law which prohibit or materially adversely impact the ability of EJR to provide such Services and in the case of acts of God, fire, earthquake, flood, tornado, hurricane, war, riot, terrorist attack, strike or any similar events which are beyond EJR’s reasonable control, for so long as such conditions persist.

(b) In connection with Services, the Client is responsible for providing written notification to EJR of all public company issuers about which the Client requests Services in such manner and format as EJR shall reasonably prescribe from time to time. EJR shall have no obligation to confirm the accuracy or completeness of any such notification.

(c) If Proxy Research Services are to be provided hereunder (as indicated on the signature page hereto):

EJR agrees to produce a report for each such issuer about which it has been properly notified, setting forth a voting recommendation for each proposal in the agenda for such issuer’s shareholder meeting and containing such other information and assessments, if any, as EJR may in its discretion choose to include. EJR shall use commercially reasonable efforts to publish each such report a reasonable period of time prior to the applicable voting date, provided the Client has provided EJR with 30 calendar days’ notice of such related issuer. EJR agrees to notify the Client upon the publication of any applicable report and provide access to a web-based interface for the Client to review such reports. Access and use of any web-based system shall be pursuant to such terms and conditions as may be specified from time to time by EJR. The Client has the right to notify EJR of any suspected errors in such report and EJR agrees to use commercially reasonable efforts to review such report to correct any error, provided any decision to update or modify a report shall be at EJR’s sole and absolute discretion.

(d) If Proxy Voting Services are to be provided hereunder (as indicated on the signature page hereto):

The Client shall be responsible for providing proper notice to its custodians or other third parties in order to delegate and transfer voting authority to EJR. EJR agrees to work with the Client to register its accounts for electronic voting by EJR. The Client shall select the applicable voting guidelines pursuant to which votes shall be transmitted by EJR. The Client may change the applicable voting guidelines by providing written notice to EJR. With respect to any vote, the Client may override the otherwise determined vote by providing written notice to EJR in such form and manner as EJR may from time to time prescribe. The Client acknowledges and agrees that the Client shall solely be responsible for any determination or assessment as to which voting guidelines to adopt and EJR shall have no obligation to make any inquiry into any such determination communicated by the Client. The Client hereby grants EJR power and authority to vote on its behalf or on behalf of its accounts in accordance with the terms of this Agreement.

EJR agrees that it shall timely vote proxies in accordance with the Client’s selected voting guidelines and transmit the voted proxies to the issuer. EJR will use commercially reasonable efforts to comply with any properly received override instructions but can provide no assurance that such vote can be changed once such vote has been submitted to the issuer. EJR shall record how each proxy was voted for the Client and maintain proxy voting records for the Client, which voting records shall be made available to the Client upon written request.

(e) If specified on the signature page hereto, EJR agrees to perform such other Services for Client on such terms and conditions as may be agreed between the parties.

(f) EJR agrees to make personnel available during normal business hours to assist with such inquiries and questions as Client may reasonably request.

3.    Fees. The Client agrees to pay an annual fee for the Service as set forth as the “Annual Fee” on the signature page hereto (the “Annual Fee”). The Annual Fee shall be subject to increase in connection with any overage charges specified on the signature page hereto. The Annual Fee shall be payable for each annual period and shall be due upon receipt of the invoice therefor. The Annual Fee with respect to any Term after the initial Term may be modified upon written notice from EJR to Client at least 30 days prior to the commencement of any renewal period. A late penalty of 1% will accrue and be added to the unpaid balance of any invoices which are 30 days or more overdue. Upon expiration or termination of this Agreement, any unpaid balance due EJR for services rendered to the date of termination but not yet paid will be promptly remitted by Client to EJR. If applicable, a pro rata portion of the Annual Fee based upon the remaining period in the Term for which such Annual Fee had been prepaid to EJR shall promptly be paid to Client.

4.    Confidentiality and Nondisclosure. The terms of Annex B are hereby incorporated by reference. The Client acknowledges and agrees that any proxy voting recommendations, research, analysis or other materials provided to Client by EJR as part of the Services shall constitute “Confidential Information” for purposes of this Agreement.

5.    Limitation on Damages; Liability.

(a) In providing the Services, EJR shall not be liable to the Client or its affiliates or its or their officers, employees, managers, members, directors, shareholders, agents or representatives (collectively, the “Client Representatives”) for errors of judgment, its actions, or its failure to act, except for its acts of bad faith or willful misconduct. In addition, EJR will not be accountable or liable for any loss suffered by the Client or any Client Representative by reason of the Client’s action or non-action, including, without limitation, any purchases, sales, hedging, acquisitions, dispositions or other similar activity, taken on the basis of any recommendation, report or analysis rendered by EJR. EJR does not and cannot guarantee the accuracy, completeness, or timeliness of the information relied upon in connection with the Service or the results obtained from the use of such information. EJR shall not be liable to the Client or any Client Representative for any indirect, statutory, special, incidental, consequential, exemplary or punitive damages or losses, including, without limitation, lost profits, loss of revenue, loss of use, interruption of business or loss of data, regardless of whether EJR was advised of or aware of the possibility of such damages.

(b) Except as otherwise specifically provided herein, EJR disclaims all warranties, express or implied, including, without limitation, warranties of merchantability and fitness for a particular purpose, and any implied warranties arising from course of dealing or performance. In no event shall EJR’s total liability for all damages, losses, and causes of action (whether in contract or tort, including, without limitation, negligence or otherwise) arising hereunder or with respect to this Agreement exceed the Annual Fee.

(c) The limitations set forth in this Section shall be deemed to apply to the maximum extent permitted by law and notwithstanding the failure of any essential purpose of any limited remedies set forth in this Agreement. The parties acknowledge and agree that they have fully considered the foregoing allocation of risk and find it reasonable, and that the foregoing limitations in this Section are an essential basis of the bargain between the parties.

6.    Indemnification. Client shall indemnify, defend and hold harmless EJR and its officers, employees, managers, members, directors, shareholders, agents and representatives (each, an “EJR Indemnitee”) from and against, for and in respect of, and will, to the extent permitted by applicable law, advance on demand or pay as incurred, on behalf of each EJR Indemnitee, any and all liabilities, obligations, expenses, and costs (including reasonable legal fees and disbursements, and costs of investigation and related litigation preparation) incurred by any EJR Indemnitee in connection with Client’s breach of this Agreement. Each EJR Indemnitee shall repay any amounts advanced to such party by Client pursuant to this Section if it is determined in a final, non-appealable judgment that indemnification pursuant to this Section was not required with respect to the matter for which it was provided.

7.    Term; Termination. This Agreement shall commence on the Effective Date and shall continue for a one-year period from that date, thereafter renewing automatically for successive one (1) year periods unless either party provides the other party written notice of non-renewal at least sixty (60) days prior to the end of the then current period (such period or extended period, the “Term”). Either party may terminate this Agreement upon 30 days’ prior written notice to the other party. Notwithstanding the foregoing, Sections 3, 4, 5 and 6 shall survive the termination hereof.

8.    Client Undertakings. The Client acknowledges and agrees that it shall not publish or cause to be published any press release or similarly-distributed media announcements which reference the Services provided by EJR, without EJR’s prior written consent, not to be unreasonably withheld or delayed. During the term of this Agreement and for a period of one year following its expiration or termination, the Client agrees that it will not directly solicit, employ or otherwise engage any of EJR’s employees who were principally involved in providing the Services, provided this section does not prohibit employment resulting from advertising made in the Client’s ordinary course of business or contact initiated by employees of EJR in the absence of solicitation. The Client represents and warrants that (a) neither the Client nor any of its subsidiaries, or any director or corporate officer of any of the foregoing entities, is the subject of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC Sanctions”), (b) the Client is not 50% or more owned or controlled, directly or indirectly, individually or collectively, by one or more persons or entities that is or are the subject of OFAC Sanctions, and (c) to the best of the Client’s knowledge, no entity 50% or more owned or controlled by a direct or indirect parent of the Client is the subject of OFAC Sanctions. For the purposes of clause (c) in this section, “parent” is a person or entity owning or controlling, directly or indirectly, 50% or more of the Client. The Client agrees to promptly notify EJR if the representations and warranties in this paragraph are no longer accurate

9.    Miscellaneous.

(a) Any notice or other communication under this Agreement shall be in writing (including via electronic mail) and shall be considered given (i) when delivered personally or sent via electronic mail (provided, that, the sender of any such notice or communication has received evidence of successful delivery of such electronic mail or has not received an automated error message in respect thereof), (ii) one business day after being sent by overnight courier for next business day delivery, or (iii) five days after being mailed by registered air mail, to the parties at their respective addresses (or such address as either party may from time to time notify the other party as provided herein). The address for each party shall be as set forth on the signature page hereto in respect of EJR and on Annex A in respect of the Client.

(b) Neither this Agreement nor any interaction of the parties contemplated under this Agreement shall be deemed or construed to create any partnership, joint venture or agency relationship between the parties. Except as otherwise provided herein, neither party is, nor will either party hold itself out to be, vested with any power or right to bind the other party contractually or act on behalf of the other party as a broker, agent or otherwise. The parties acknowledge and agree that EJR is not acting in a fiduciary capacity in performing the Services.

(c) This Agreement can not be altered, amended, changed, waived, or modified in any respect unless the same shall be in writing and signed by the parties. No waiver of any provision shall be construed as a waiver of any other provision. The failure of either party at any time to enforce any provisions of this Agreement or to require performance by the other party of any provisions hereof shall in no way be construed to be a waiver of this Agreement or the right of either party thereafter to enforce each and every provision in accordance with the terms of this Agreement.

(d) If any one or more of the provisions contained in this Agreement, or the application thereof in any circumstance, shall be held invalid, illegal, or unenforceable in any respect for any reason, the validity, legality, and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provision or provisions held invalid, illegal, or unenforceable shall substantially impair the benefits of the remaining provisions of this Agreement. The parties further agree to replace such invalid, illegal, or unenforceable provision with a valid, legal, and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid, illegal, or unenforceable provision. The section headings contained herein are for convenience purposes only and are not intended to define or limit the contents of said sections.

(e) This Agreement shall inure to the benefit of and shall be binding upon EJR and Client and their respective successors and permitted assigns and, except as set forth in Section 6 with respect to the EJR Indemnitees (who are intended third party beneficiaries thereof), and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto, any legal or equitable rights hereunder. Neither party may assign this Agreement without the prior written consent of the other party; provided, however, that an assignment (i) to a parent or subsidiary of such party, (ii) to an acquirer of all or substantially all of the assets of such party, or (iii) to a surviving entity in connection with a reorganization or merger shall not be deemed an assignment for the purpose of this Agreement. Any purported assignment of this Agreement in violation hereof shall be void ab initio.

(f) The laws of the State of New York (without giving effect to principles of conflicts of law) shall govern this Agreement. The parties acknowledge and agree that the state and federal courts located in the Southern District of New York shall have exclusive jurisdiction with regard to any claim, action, suit or proceeding arising out of or otherwise relating to this Agreement. EACH PARTY HERETO IRREVOCABLY WAIVES, TO THE FULL EXTENT PERMITTED BY LAW, ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.

(g) This Agreement may be executed in several counterparts, each of which shall be deemed to be an original and all of which, when taken together, shall constitute one instrument. This Agreement represents the complete agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings between them, whether written or oral.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year written below.

Timothy Plan
Name of Client

By:

Name:	Art Ally
Title:	President

EGAN-JONES RATINGS COMPANY

By:

Name:	Eric Mandelbaum
Title:	Deputy General Counsel

Date:	January 8, 2024

Service and Fees:

[X] Proxy Research –	Base fee $14,000 annually
Up to 1,750 reports annually, overage rate of $8 per report

[X] Proxy Voting –	Base fee $2,750 annually
Up to 3,500 ballots annually, overage rate of $0.70 per ballot

Semi-Custom Guideline Add On:

[X] Conservative –	N/A or $1,000 annually
[ ] SRUESG –	N/A or $ _______________ annually
[ ] Catholic–	N/A or $ _______________ annually
[ ] Taft Hartley –	N/A or $ _______________ annually

[X] ProxyWriter Platform	$1,000 annually
[X] Service and support	$1,000 annually
[ ] Redistribution Rights	$________________annually
[ ] Research Preview	$________________annually
[X] NPX Report Generation	FREE WITH SERVICE

Other Service Details: February 1st 2024 to February 1st 2025 initial agreement and billing period. Total “Annual Fee” $19,750 for initial term (subject to overage charges as specified above)

ANNEX A

CLIENT NAME:

Timothy Plan

CLIENT CONTACT INFORMATION

Primary Contact:

Name:	Terry Covert
Title:	In House Counsel
Email:	terrycovert@timothypartners.com
Phone#:	407-644-1986
Address:
1055 Maitland Center Commons Blvd
Maitland, FL 32751

Accounting/Billing Contact:

Name:	Art Ally
Title:	President
Email:	artally@timothypartners.com
Phone#:	407-644-1986
Address:
1055 Maitland Center Commons Blvd
Maitland, FL 32751

ANNEX B

CONFIDENTIALITY PROVISIONS

1.	For the purposes hereof:

“Confidential Information” means information furnished in accordance with the Services which is proprietary and confidential and not otherwise generally available to the public, and includes, but is not limited to, documents, information and agreements relating to companies, funds, investments, financial statements, accounting standards, structures, intellectual property, commercial, sales or programming matter, customer data and lists, projections, models, business methods, visual demonstrations and ideas; other data, in oral, written, graphic, electronic, or any other form or medium whatsoever, which may be exchanged between the parties, including related software and hardware or the respective business interests of the parties; any other information in any form or medium identified as “confidential” by Owner; and any and all notes, analyses, compilations, studies or other documents, whether prepared by Owner or Recipient, that contain or otherwise reflect any of the foregoing. The confidentiality provisions of this Agreement shall not apply to, and the term “Confidential Information” shall not include the following: (i) information which is now or which hereafter becomes publicly known or available through no act or failure on the part of Recipient or its Representatives, whether through breach of this Agreement or otherwise; (ii) information which is actually known to Recipient or its Representatives prior to the time of receipt of such Confidential Information, free of any obligation to keep it confidential; (iii) information which is furnished to Recipient or its Representatives by a third party and which Recipient reasonably believes was not prohibited; or (iv) information which is independently developed by Recipient or its Representatives independent of the Confidential Information of Owner.

“Owner” means the party which discloses the Confidential Information to the Recipient.

“Recipient” means the party who receives or is otherwise privy to, or comes into possession of, an item of Confidential Information of the Owner.

“Representative” means a party’s affiliates and its or their officers, employees, managers, members, directors, contractors, shareholders, agents and professional advisors.

2.     All Confidential Information constitutes, and for all purposes shall remain, the sole and exclusive property of the Owner, which the Owner is entitled or required to protect, and Recipient shall not obtain any rights in, to or in respect of the Confidential Information. Recipient shall only use the Confidential Information for the Services or as otherwise permitted by this Agreement. Recipient shall hold and maintain all Confidential Information in confidence and shall protect the Confidential Information from disclosure, by using the same degree of care, but no less than a reasonable degree of care, that it uses to protect its own confidential information of a like nature.

3.     Recipient shall not, without the prior written consent of the Owner, disclose any Confidential Information to any person other than: (i) to its Representatives to the extent necessary for the Services; provided that each such Representative shall be informed of the confidential nature of such Confidential Information and shall be directed to treat such Confidential Information confidentially in accordance with the terms of this Agreement; provided, further, that the Recipient shall be responsible for any breach of this Agreement by its Representatives; (ii) in connection with ordinary course regulatory examinations, reviews or requests to any regulatory or supervisory authority having jurisdiction over the Recipient; (iii) in connection with any litigation or legal proceedings arising out of this Agreement; and (iv) as required pursuant to any law, rule, regulation, court order or other legal or regulatory compulsion (such requested information set forth in subsection (iv) being referred to herein as “Legally Required Disclosure”); provided, however, prior to complying with any such Legally Required Disclosure, Recipient will, if legally permissible, provide Owner with prompt notice of such request so that Owner may seek an appropriate protective order or other remedy and/or waive Recipient’s compliance with the provisions of this Agreement; provided, further, that in the event such protective order or other remedy is not obtained, Recipient may, without liability under this Agreement, furnish that portion of the Confidential Information that Recipient is requested or required to disclose and will exercise commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded any Confidential Information so furnished.

4.     Recipient shall at the written request of Owner either return to the Owner or destroy the Confidential Information, including all records, summaries, analyses, notes or other documents and all copies thereof, provided that the Recipient may retain such copies of such written Confidential Information as required by law, rule or regulation or the Recipient’s record retention policies. Any such copies shall at all times remain subject to the terms and conditions of this Agreement.

5.     The provisions hereof are necessary to protect the trade, commercial and financial interests of the parties. The parties acknowledge and agree that any breach or potential breach of this Agreement by the Recipient shall constitute a breach of the Recipient’s obligations to the Owner which may cause serious damage and injury to the Owner which may not be fully or adequately compensated by monetary damages. The parties accordingly agree that in addition to claiming damages, the Owner may seek interim and permanent equitable relief, including without limitation interim, interlocutory and permanent injunctive relief, in the event of any breach or potential breach of this Agreement by Recipient. All such rights and remedies shall be cumulative and in addition to any and all other rights and remedies to which the Owner may be entitled.